SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

LendingClub Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52603A109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 16

CUSIP #52603A109	Page 2 of 19

1	NAME OF REPORTING PERSONS Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,967,784 shares, except that Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”), the general partner of Morgenthaler IX, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Ralph E. Christoffersen (“Christoffersen”), Jason Lettmann (“Lettmann”), Gary R. Little (“Little”), Rebecca Lynn (“Lynn”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Henry Plain (“Plain”), the managing members of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,967,784 shares, except that Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to dispose of these shares, and Bellas, Christoffersen, Lettmann, Little, Lynn, Morgenthaler, Pavey and Plain, the managing members of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,967,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP #52603A109	Page 3 of 19

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Ralph E. Christoffersen (“Christoffersen”), Jason Lettmann (“Lettmann”), Gary R. Little (“Little”), Rebecca Lynn (“Lynn”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Henry Plain (“Plain”), the managing members of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to dispose of these shares, and Bellas, Christoffersen, Lettmann, Little, Lynn, Morgenthaler, Pavey and Plain, the managing members of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,967,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	OO

CUSIP #52603A109	Page 4 of 19

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
254,136 shares, 127,068 of which are directly owned by Bellas Family Trust UDT Dated May 6, 1999 (“Bellas Trust”) and 127,068 of which are directly owned by Bellas Family Partnership II, LP (“Bellas Partnership”). Bellas is the trustee of the Bellas Trust and may be deemed to have sole power to vote the shares held by the Bellas Trust. Bellas is the General Partner of the Bellas Partnership and may be deemed to have sole power to vote the shares held by the Bellas Partnership.
6	SHARED VOTING POWER
4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Bellas, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
254,136 shares, 127,068 of which are directly owned by the Bellas Trust and 127,068 of which are directly owned by the Bellas Partnership. Bellas is the trustee of the Bellas Trust and may be deemed to have sole power to dispose of the shares held by the Bellas Trust. Bellas is the General Partner of the Bellas Partnership and may be deemed to have sole power to dispose of the shares held by the Bellas Partnership.
8	SHARED DISPOSITIVE POWER
4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Bellas, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,221,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 5 of 19

1	NAME OF REPORTING PERSONS Ralph E. Christoffersen (“Christoffersen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
321,872 shares, 241,872 of which are directly owned by Christoffersen and 80,000 of which are directly owned by the 2015 Christoffersen Grantor Retained Annuity Trust (“GRAT”). Christoffersen is the trustee of the GRAT and has sole power to vote the shares held by the GRAT.
6	SHARED VOTING POWER
4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Christoffersen, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
321,872 shares, 241,872 of which are directly owned by Christoffersen and 80,000 of which are directly owned by the GRAT. Christoffersen is the trustee of the GRAT and has sole power to dispose of the shares held by the GRAT.
8	SHARED DISPOSITIVE POWER
4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Christoffersen, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,289,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 6 of 19

1	NAME OF REPORTING PERSONS Jason Lettmann (“Lettmann”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Lettmann, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Lettmann, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,967,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 7 of 19

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 122,320 shares
6	SHARED VOTING POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Little, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 122,320 shares
8	SHARED DISPOSITIVE POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Little, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,090,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 8 of 19

1	NAME OF REPORTING PERSONS Rebecca Lynn (“Lynn”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 334,559 shares
6	SHARED VOTING POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Lynn, a managing member of Morgenthaler IX GP and a director of the Issuer, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 334,559 shares
8	SHARED DISPOSITIVE POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Lynn, a managing member of Morgenthaler IX GP and a director of the Issuer, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,302,343
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 9 of 19

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
304,447 shares, 256,955 of which are directly owned by Morgenthaler and 47,492 of which are directly owned by the Morgenthaler Family Partnership II, LP (“Morgenthaler Partnership”). Morgenthaler is the managing partner of the Morgenthaler Partnership and has sole power to vote the shares held by the Morgenthaler Partnership.
6	SHARED VOTING POWER
4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Morgenthaler, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER

304,447 shares, 256,955 of which are directly owned by Morgenthaler and 47,492 of which are directly owned by the Morgenthaler Partnership. Morgenthaler is the managing partner of the Morgenthaler Partnership and has sole power to dispose of the shares held by the Morgenthaler Partnership.

8	SHARED DISPOSITIVE POWER
4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Morgenthaler, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,272,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 10 of 19

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
130,009 shares, 36,670 of which are directly owned by Pavey and 93,339 of which are directly owned by Pavey Family Investments, LLC (“Pavey Investments”). Pavey is the manager of Pavey Investments and has sole power to vote the shares held by Pavey Investments.
6	SHARED VOTING POWER
4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Pavey, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER

130,009 shares, 36,670 of which are directly owned by Pavey and 93,339 of which are directly owned by Pavey Investments. Pavey is the manager of Pavey Investments and has sole power to dispose of the shares held by Pavey Investments.

8	SHARED DISPOSITIVE POWER
4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Pavey, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,097,793
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 11 of 19

1	NAME OF REPORTING PERSONS Henry Plain (“Plain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Plain, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		4,967,784 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Plain, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,967,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #52603A109	Page 12 of 19

ITEM 1(A).	NAME OF ISSUER

LendingClub Corporation (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

71 Stevenson St., Suite 300

South San Francisco, CA 94105

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Morgenthaler Venture Partners IX, L.P., a Delaware limited partnership, Morgenthaler Management Partners IX, LLC a Delaware limited liability company, Robert C. Bellas, Jr., Ralph E. Christoffersen, Jason Lettmann, Gary R. Little, Rebecca Lynn, Gary J. Morgenthaler, Robert D. Pavey and Henry Plain. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Morgenthaler Ventures

3200 Alpine Road

Portola Valley, California 94028

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D)	CUSIP NUMBER

52603A109

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP #52603A109	Page 13 of 19

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler Venture Partners IX, L.P. and the limited liability company agreement of Morgenthaler Management Partners IX, LLC, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #52603A109	Page 14 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

MORGENTHALER VENTURE PARTNERS, IX, L.P.

By:	MORGENTHALER MANAGEMENT PARTNERS IX, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

MORGENTHALER MANAGEMENT PARTNERS IX, LLC

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

ROBERT C. BELLAS, JR.

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

RALPH E. CHRISTOFFERSEN

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

JASON LETTMANN

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

GARY R. LITTLE

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

REBECCA LYNN

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

CUSIP #52603A109	Page 15 of 19

GARY J. MORGENTHALER

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

ROBERT D. PAVEY

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

HENRY PLAIN

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

CUSIP #52603A109	Page 16 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	17

Exhibit B: Power of Attorney	18

CUSIP #52603A109	Page 17 of 19

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP #52603A109	Page 18 of 19

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Morgenthaler Management Partners IX, LLC or such other person or entity as is designated in writing by Gary R. Little (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Travis Boettner (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 12, 2016

Morgenthaler Venture Partners IX, L.P.	/s/ Gary R. Little
By Morgenthaler Management Partners IX, LLC	Gary R. Little, Member
Its General Partner

Morgenthaler Management Partners IX, LLC	/s/ Gary R. Little
Gary R. Little, Member

Robert C. Bellas, Jr.	/s/ Robert C. Bellas, Jr.
Robert C. Bellas, Jr.

Ralph E. Christoffersen	/s/ Ralph E. Christoffersen
Ralph E. Christoffersen

Jason Lettmann	/s/ Jason Lettmann
Jason Lettmann

Gary R. Little	/s/ Gary R. Little
Gary R. Little

CUSIP #52603A109	Page 19 of 19

Rebecca Lynn	/s/ Rebecca Lynn
Rebecca Lynn

Gary J. Morgenthaler	/s/ Gary J. Morgenthaler
Gary J. Morgenthaler

Robert D. Pavey	/s/ Robert D. Pavey
Robert D. Pavey

Henry Plain	/s/ Henry Plain
Henry Plain